

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 15, 2015

<u>Via E-mail</u>
Mr. Craig Wiita
President
Modern PVC Inc.
5635 N Scottsdale Rd., Suite 170
Scottsdale, AZ 85250

   RE: Modern PVC Inc.
     Form 10-K for the Year Ended January 31, 2014
     Filed April 15, 2014
     Form 10-Q for the Quarter Ended October 31, 2014
     Filed December 11, 2014
     File No. 333-181606

Dear Mr. Wiita:

  We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended January 31, 2014

Item 1. Description of Business, page 4

1. In future filings please include in your disclosure a discussion of (i) the competitive business conditions; (ii) the sources and availability of raw materials; and (iii) an estimate of the amount of time spent on research and development. <u>See</u> Item 101(h)(4) of Regulation S-K.

Agreement with European Home Development Inc., page 5

2. We note that the copy of this agreement dated as of November 14, 2011 and filed as Exhibit 10.1 to your Form S-1 had a term of 12 months. Please tell us whether this

agreement is still in effect. If so, please amend this 10-K to file the agreement as an exhibit to your Form 10-K for the fiscal year end January 31, 2014, and in addition, either file any amendment to your agreement with European Home Development Inc. or explain to us why you are not required to file such amendment. If this agreement is no longer in effect as of the filing of your 10-K for the fiscal year end January 31, 2014, please amend your 10-K for the fiscal year end January 31, 2014 to correct your disclosure regarding the agreement with European Home Development Inc.

Item 4. Submission of Matters to a Vote of Security Holders, page 6

3.   In future filings please revise this section to relate to mine safety disclosure. See Item 4. of Form 10-K.

Item 7. Management's Discussion and Analysis of Financial . . ., page 7

Plan of Operation and Funding, page 9

4.   In future filings please revise your disclosure in this section to include a discussion of how you will fund your business for the next 12 months.

Item 9A(T). Controls and Procedures, page 19

5.   It does not appear that you performed an evaluation regarding the effectiveness of the design and operation of your disclosure controls and procedures as of the end of the period covered by your report. Please perform a complete effectiveness assessment of your disclosure controls and procedures and disclose your conclusions in an amended Form 10-K for the year ended January 31, 2014. See Item 307 of Regulation S-K. We also remind you to include currently dated certifications that refer to the amended Form 10-K.

Item 10. Directors, Executive Officers, Promoters and Control Persons . . ., page 20

6.   In future filings please disclose whether the company has a code of ethics. See Item 406 of Regulation S-K.

Form 10-Q for the Quarter Ended October 31, 2014

Item 4. Controls and Procedures, page 14

7.   You disclose than an evaluation was conducted of the effectiveness of the design and operation of your disclosure controls and procedures as of July 31, 2014. In addition, your disclosure states there was no change in your internal control over financial reporting during the three-month period ended July 31, 2014. Please confirm that you conducted an evaluation of the effectiveness of the design and operations of your

disclosure controls and procedures as of October 31, 2014 instead of July 31, 2014 and that you concluded your disclosure controls and procedures were not effective. Please also confirm that there was no change in your internal control over financial reporting during the three-month period ended October 31, 2014.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Frank Pigott, Staff Attorney, at (202) 551-3570 or, in his absence, Jay Ingram, Legal Branch Chief, at (202) 551-3397 if you have any questions regarding legal or disclosure matters. Please contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, Dale Welcome, Staff Accountant, at (202) 551-3865 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief